

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

Carlos Brito
Chief Executive Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1
3000 Leuven, Belgium

> **Re: Anheuser-Busch InBev SA/NV**
> **Registration Statement on Form F-4**
> **Filed April 1, 2019**
> **File No. 333-230662**

Dear Mr. Brito:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: John Horsfield-Bradbury